February 23, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F St NE

Washington, DC 20549

CFTradeandServices@sec.gov

Re:   WeSave, Inc.

Offering Statement on Form 1-A

Filed December 1, 2022

File No. 024-12085

In response to your letter dated December 15, 2022, we are providing the following responses on behalf of WeSave, Inc. (“WeSave” or  the “Company”)

1.Please tell us why you believe the units and their underlying components are “eligible securities” under Rule 251(a) of Regulation A. Please see the definition of “eligible securities” in Rule 261(c) of Regulation A. In your response, please specifically address the terms of the ERUs and the RSUs.

The Units are eligible securities in that they include Equity Right Unit (“ERU(s)”), which grants the holder a pro rata share of the economic participation in the Company’s ERU pool and a Revenue Sharing Right (“RSU(s)”) which grants the holder a right to receive a pro rata interests in the Company’s Revenue Sharing Pool.

These participation rights constitute equity securities, debt securities and/or securities convertible or exchangeable to equity interests.  Participation rights can qualify as equity or debt instruments, depending on the actual rights conferred. A participation right that confers a right to receive profits and liquidation proceeds depending on the actual profits or proceeds (ie, no fixed income) typically qualifies as an equity participation right. A participation right that confers a right to receive a fixed income will likely qualify as a debt instrument.

The ERUs entitle the holder to receive their pro-rata share of the economic rights related to a certain number of shares which constitute the ERU pool.  These rights include the rights to receive dividends and the rights to receive liquidation proceeds upon the sale or liquidation of the Company.  These rights are equal to the rights of an equity holder.

The RSUs entitle the holder to receive a portion of the Company’s profits from the sale of products through the Company’s platform.  As this obligation is contingent upon the receipt of profits and is not fixed, this right is also similar to equity or equity interests

2.Please revise your filing to include an interim balance sheet as of a date no earlier than six months after December 31, 2021, as required by Part F/S (b)(3)(B) of Form 1-A.

The filing has been revised to include financial statements for the twelve months ended December 31, 2022.  These financial statements have not been audited, but will be audited when required.

3.We note you include in your filing an Independent Auditor’s Report from IndigoSpire CPA Group, LLC dated July 14, 2022. However, the auditor consent filed as Exhibit 11.2 is from a different auditor, M&K CPAS, PLLC, and it appears to the audit of financial statements for a different company, OriginClear, Inc. Please amend to address this discrepancy.

The auditor consent letter has been revised to remove this error.

Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

KUNZLER BEAN & ADAMSON, PC

J. Martin Tate, Esq.